UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-37403

THE STARS GROUP INC.

(Translation of registrant’s name into English)

200 Bay Street

South Tower, Suite 3205

Toronto, Ontario, Canada

M5J 2J3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Stars Group Inc.

Date: July 20, 2018	By:	/s/ Brian Kyle
	Name:	Brian Kyle
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Brand License Agreement, dated as of March 19, 2015, among Sky plc, Sky UK Limited, Sky International AG, Sky Italian Holdings S.P.A. and Cyan Blue IPCO Limited
99.2

Deed of Variation and Amendment, dated July 10, 2018, among Sky UK Limited, Sky plc, Sky International AG, Sky Italian Holdings S.P.A., Bonne Terre Limited, Cyan Blue IPCO Limited, TSG Interactive Services Limited and The Stars Group Inc.

99.3	Advertising Services Agreement, dated as of March 19, 2015, between Sky UK Limited and Bonne Terre Limited
99.4	Amendment Number One to Advertising Services Agreement, dated as of July 10, 2018, between Sky UK Limited and Bonne Terre Limited
99.5	Commercial Relationship Agreement, dated as of March 19, 2015, between Sky UK Limited and Bonne Terre Limited
99.6	Amendment Number Three to Commercial Relationship Agreement, dated as of July 10, 2018, between Sky UK Limited and Bonne Terre Limited
99.7	Letter Agreement to Commercial Relationship Agreement, dated as of July 13, 2018, between Sky UK Limited and Bonne Terre Limited